April 7, 2000

        Astronaut Rick Serfs
        14869 Oldham Dr., Ste 102
        Orlando, Florida 32826

        Dear Rick:

        As we discussed, the following sets forth the basic terms of the agreement between Astronaut Rick Searfoss and Lifelong.com concerning consulting services to be provided by you. If this proposal is acceptable to you, please sign and return it to Chuck de Martigny at your earliest convenience.

        Regular Consulting Work:
        Initially Astronaut Searfoss, will perform the following work for Lifelong.com:
        -   Act as a spokesman for Lifelong.com,
        - Perform content consulting for the Mission2 Read and Team Building projects,
        - Act as web host for the Mission2 Read and Team Building projects,
        - Coordinate potential projects with NASA or other astronauts,
        -   Supervise responses to email sent to astronaut@lifelong.com
        -   Serve on the Lifelong.com Advisory Board.

        Special Projects:
        In addition to the regular consulting work, Astronaut Searfoss may be called upon to participate in special projects for LifeLong such appearances on talk shows or special presentations subject to his availability. Remuneration for special projects will be negotiated on a project by project basis.

        Remuneration:
        Astronaut Searfoss will receive a monthly retainer of $2500.USD payable on the fifteenth of each month beginning in April 2000 for the regular consulting work described in the above paragraph. In addition, approved travel and other out of pocket expenses incurred by Astronaut Searfoss on behalf of LifeLong will be reimbursed promptly upon submission of an expense report.
        In addition to the monthly retainer, Astronaut Searfoss will be issued 20,000 shares. of common stock of Lifelong.com at a nominal price within 45 days of the signing of this agreement. Furthermore, he will participate in the stock option plan to be introduced in June or July 2000 and will be eligible for a minimum of another 30,000 shares within the next fiscal year.

        Intellectual Property:
        Astronaut Searrfoss recognizes that any intellectual property created as a result of the work done under this or subsequent contracts shall be and remain the sole property of Lifelong.com and waives any ownership interest in the copyrights, trademark or patents therein. Lifelong wishes to encourage Astronaut Searfoss to incorporate this material in speaking engagements and agrees to coordinate such activities according to a mutually agreeable remuneration model.


          Exhibit 1.4 - Pg. 1


        Availability:
        Lifelong.com is aware of Astronaut Searfoss' prior commitments to NASA that require another 120 days of work in the current calendar year. It is understood that he will devote most of his remaining time to LifeLong.
        In the event that both parties are satisfied with the relationship, LifeLong.com will probably request more of Astronaut Searfoss' time and involve him more in its affairs with a commensurate increase and full participation in the stock option plan.

        Terms:
        The term of this agreement shall be from April 1,2000 to March 31, 2001 and is renewable for an additional two years at the option of both parties. There is no tacit renewal of this agreement.

        Confidentiality,

        All materials provided by LifeLong.com to Astronaut Searfoss will be held in the strictest confidence.

        Yours truly,
        LifeLong.com, Inc.

        /s/Francis Gariepy

        Francis Gariepy, Chief Financial Officer

        Accepted by:

        Rick Searfoss            Date:

        /s/Rick Searfoss         April 14, 2000


          Exhibit 1.4 - Pg. 2